EXHIBIT 3.1



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



040104

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
(signature)	20140658438-21
Ross Miller	Filing Date and Time
Secretary of State	09/12/2014 12:42 AM
State of Nevada	Entity Number
	E0470422014-8

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:
PARAMOUNT SUPPLY INC

2. Registered Agent for Service of Process: (check only one box)

☐ Commercial Registered Agent: _____ Name

☒ Noncommercial Registered Agent (name and address below)   **OR**   ☐ Office or Position with Entity (name and address below)

ENTERPRISE SOLUTIONS LLC
Name of Noncommercial Registered Agent   OR   Name of Title of Office or Other Position with Entity

3228 CHERUM ST	LAS VEGAS	Nevada	89135
Street Address	City		Zip Code
3228 CHERUM ST	LAS VEGAS	Nevada	89135
Mailing Address (if different from street address)	City		Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares with par value:	75000000	Par value per share: $	0.001	Number of shares without par value:	0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) ARTIS JANSONS
Name

40 LIELAIS PROSPEKTS	VENTSPILS, LATVIA, LVA	LV	LV-3601
Street Address	City	State	Zip Code

2) _____
Name

Street Address	City	State	Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)

The purpose of the corporation shall be:
ANY LEGAL PURPOSE

6. Benefit Corporation: (see instructions)
☐ Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

ARTIS JANSONS	**X** ARTIS JANSONS
Name	Incorporator Signature
40 LIELAIS PROSPEKTS	VENTSPILS, LATVIA, LVA LV LV-3601
Address	City State Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X ENTERPRISE SOLUTIONS LLC	9/12/2014
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity	Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 11-13-13